Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266930
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated May 3, 2023)

Pagaya Technologies Ltd.
Up to 40,139,607 Class A Ordinary Shares

This prospectus supplement is being filed to update and supplement the prospectus, dated May 3, 2023 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-266930), with the Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2023 (the “Q1 2023 Unaudited Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2023 (the “Q1 2023 MD&A”), each contained in the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) by Pagaya Technologies Ltd. (the “Company” or “Pagaya”) on May 16, 2023. Accordingly, we have attached the Q1 2023 Unaudited Financial Statements and Q1 2023 MD&A to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 40,139,607 Class A Ordinary Shares of Pagaya Technologies Ltd., no par value (the “Class A Ordinary Shares”), by B. Riley Principal Capital II, LLC.

Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto. We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement, and any supplements or amendments carefully before you invest in our securities. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our Class A Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PGY.” On May 15, 2023, the closing price of our Class A Ordinary Shares on Nasdaq was $0.93 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 18 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

None of the SEC, the Israeli Securities Authority or any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2023.

PAGAYA TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(In thousands)

	March 31,	December 31,
	2023	2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$289,387	$309,793
Restricted cash	22,542	22,539
Fees and other receivables (including related party receivables of $49,295 and $49,427 of March 31, 2023 and December 31, 2022, respectively)	58,469	59,219
Investments in loans and securities	3,274	1,007
Prepaid expenses and other current assets (including related party assets of $16,369 and $18,783 as of March 31, 2023 and December 31, 2022, respectively)	25,550	27,258
Total current assets	399,222	419,816
Restricted cash	4,833	4,744
Fees and other receivables (including related party receivables of $39,169 and $38,332 as of March 31, 2023 and December 31, 2022, respectively)	39,869	38,774
Investments in loans and securities	503,892	462,969
Equity method and other investments	26,881	25,894
Right-of-use asset	59,170	61,077
Property and equipment, net	34,126	31,663
Goodwill	9,782	—
Intangible assets	4,471	—
Prepaid expenses and other assets	114	142
Total non-current assets	683,138	625,263
Total Assets	$1,082,360	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,738	$1,739
Accrued expenses and other liabilities (including related party liabilities of $692 and $636 as of March 31, 2023 and December 31, 2022, respectively)	27,513	49,496
Operating lease liability - current	7,988	8,530
Secured borrowing - current	45,807	61,829
Income taxes payable - current	11,675	6,424
Total current liabilities	95,721	128,018
Non-current liabilities:
Warrant liability	1,210	1,400
Revolving credit facility	95,000	15,000
Secured borrowing - non-current	118,430	77,802
Operating lease liability - non-current	46,399	49,097
Income taxes payable - non-current	8,637	7,771
Deferred tax liabilities, net - non-current	523	568
Total non-current liabilities	270,199	151,638
Total liabilities	365,920	279,656
Shareholders’ equity (deficit):
Additional paid-in capital	1,004,346	968,432
Accumulated other comprehensive income (loss)	(1,259)	(713)
Accumulated deficit	(475,170)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	527,917	553,520
Noncontrolling interests	188,523	211,903
Total shareholders’ equity	716,440	765,423
Total Liabilities and Shareholders’ Equity	$1,082,360	$1,045,079

1

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Revenue		(Unreviewed)
Revenue from fees (including related party revenues of $153,793 and $158,324 for the three months ended March 31, 2023 and 2022, respectively)	$175,254	$158,325
Other Income
Interest income	10,397	12,209
Investment income (loss) (1)	987	—
Total Revenue and Other Income	186,638	170,534
Costs and Operating Expenses
Production costs	125,057	92,280
Research and development	21,131	23,626
Sales and marketing	14,300	13,046
General and administrative	51,126	51,594
Total Costs and Operating Expenses	211,614	180,546
Operating Income (Loss)	(24,976)	(10,012)
Other income (loss), net	(66,980)	313
Income (Loss) Before Income Taxes	(91,956)	(9,699)
Income tax expense (benefit)	6,667	(186)
Net Loss Including Noncontrolling Interests	(98,623)	(9,513)
Less: Net income (loss) attributable to noncontrolling interests	(37,652)	8,759
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Less: Undistributed earnings allocated to participated securities	—	(5,984)
Net loss attributed to Pagaya Technologies Ltd.	$(60,971)	$(24,256)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(0.09)	$(0.12)
Weighted average shares outstanding:
Basic and Diluted (2)	711,070,368	204,605,121
(1) Includes income from proprietary investments.
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

2

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands)

	Three Months Ended March 31,
	2023	2022
		(Unreviewed)
Net Income (Loss) Including Noncontrolling Interests	$(98,623)	$(9,513)
Other Comprehensive Income (Loss):
Unrealized gain (loss) on securities available for sale, net	15,792	—
Comprehensive Income (Loss) Including Noncontrolling Interests	(82,831)	(9,513)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(21,314)	—
Comprehensive Income (Loss) Attributable to Pagaya Technologies Ltd.	$(61,517)	$(9,513)

3

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2021	406,399,029	$307,047	194,345,791	$—	$113,170	$—	$(111,878)	$1,292	$176,060	$177,352
Issuance of ordinary shares upon exercise of share options			7,082,231		208			208		208
Share-based compensation					16,635			16,635		16,635
Contributions of interests in consolidated VIEs								—	8,547	8,547
Return of capital to interests in consolidated VIEs								—	(29,658)	(29,658)
Net income (loss)							(18,272)	(18,272)	8,759	(9,513)
Balance – March, 2022 (Unreviewed)	406,399,029	$307,047	201,428,023	$—	$130,013	$—	$(130,150)	$(137)	$163,708	$163,571

4

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2022	—	$—	683,311,591	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
Issuance of ordinary shares upon exercise of warrants			195,655					—		—
Issuance of ordinary shares upon exercise of share options			2,059,317		484			484		484
Issuance of ordinary shares upon vesting of RSUs			324,948					—		—
Share-based compensation					17,296			17,296		17,296
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.			18,181,746		18,134			18,134		18,134
Contributions of interests in consolidated VIEs								—	10,128	10,128
Return of capital to interests in consolidated VIEs								—	(12,194)	(12,194)
Other comprehensive income (loss)						(546)		(546)	16,338	15,792
Net income (loss)							(60,971)	(60,971)	(37,652)	(98,623)
Balance – March 31, 2023	—	$—	704,073,257	$—	$1,004,346	$(1,259)	$(475,170)	$527,917	$188,523	$716,440

(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

5

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED March 31, 2023 AND 2022
(In thousands)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities		(Unreviewed)
Net loss including noncontrolling interests	$(98,623)	$(9,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(987)	—
Depreciation and amortization	3,516	477
Share-based compensation	16,367	16,635
Fair value adjustment to warrant liability	(190)	469
Write-off of capitalized software	1,549	—
Impairment loss on available-for-sale debt securities	68,347	—
Change in operating assets and liabilities:
Fees and other receivables	(345)	(1,220)
Deferred tax assets, net	—	(3,513)
Deferred tax liabilities, net	(45)	—
Prepaid expenses and other assets	3,528	43
Right-of-use asset	2,197	1,852
Accounts payable	999	(6,709)
Accrued expenses and other liabilities	(22,573)	(1,350)
Operating lease liability	(3,530)	(2,473)
Income tax payable	6,117	2,479
Net cash used in operating activities	(23,673)	(2,823)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	25,985	27,313
Short-term deposits	—	5,020
Equity method and other investments	—	—
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(121,732)	(73,991)
Property and equipment	(5,526)	(1,513)
Equity method and other investments	—	(747)
Net cash used in investing activities	(99,665)	(43,918)
Cash flows from financing activities
Proceeds from secured borrowing	82,031	53,337
Proceeds received from noncontrolling interests	10,128	8,547
Proceeds from revolving credit facility	100,000	—
Proceeds from exercise of stock options	484	208
Distributions made to noncontrolling interests	(12,194)	(29,658)
Distributions made to revolving credit facility	(20,000)	—
Distributions made to secured borrowing	(57,425)	(1,860)
Payments for deferred offering costs	—	(1,532)
Net cash provided by financing activities	103,024	29,042
Net increase in cash, cash equivalents and restricted cash	(20,314)	(17,699)
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$316,762	$186,876
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$289,387	$183,504
Restricted cash - current	22,542	—
Restricted cash - non-current	4,833	3,372
Total cash, cash equivalents, and restricted cash	$316,762	$186,876

6

PAGAYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2023 and 2022 included as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on May 16, 2023 and the historical audited annual consolidated financial statements as of and for the years ended December 31, 2022 and 2021, and the related notes included in our Annual Report on Form 20-F filed with the SEC on April 20, 2023 (“our Annual Report on Form 20-F”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Annual Report on Form 20-F, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section “we,” “us,” “our” and “Pagaya” refer to Pagaya Technologies Ltd.
Company Overview
Pagaya makes life-changing financial products and services available to more people.
We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services and other service providers, their customers, and investors. Services providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions. Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles.
In recent years, investments in digitization have improved the front-end delivery of financial products, upgrading customer experience and convenience. Notwithstanding these advances, we believe underlying approaches to the determination of creditworthiness for financial products are often outdated and overly manual. In our experience, providers of financial services tend to utilize a limited number of factors to make decisions, operate with siloed technology infrastructure and have data limited to their own experience. As a result, we believe financial services providers approve a smaller proportion of their application volume than is possible with the benefit of modern technology, such as our AI technology and data network.

At our core, we are a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results across the financial ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners receive direct benefits from our network by approving a greater share of customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits with limited incremental risk or funding requirements. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors benefit through gaining exposure to these assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.
Recent Developments

Acquisition of Darwin Homes, Inc.

On January 5, 2023, we consummated a business combination pursuant to the certain Merger Agreement (the “Darwin Merger Agreement”), dated as of November 15, 2022, by and among Pagaya, Darwin Homes, Inc., a Delaware corporation (“Darwin”), DH Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Pagaya (“Darwin Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, acting solely in its capacity as the representative, agent and attorney-in-fact of the stockholders of Darwin. On January 5, 2023, the following transactions occurred pursuant to the terms and conditions of the Darwin Merger Agreement:

•at the effective time of the merger (the “Darwin Effective Time”), Darwin Merger Sub merged with and into Darwin (the “Darwin Merger”), with Darwin continuing as the surviving company after the Darwin Merger (“Darwin Surviving Company”), and, as a result of the Darwin Merger, the Darwin Surviving Company became a direct, wholly owned subsidiary of Pagaya; and

•at the Darwin Effective Time, preferred shares of Darwin’s capital stock (“Darwin Shares”) issued and outstanding prior to the Darwin Effective Time (other than any Darwin Shares that were (i) subject to options or warrants, (ii) held in Darwin’s treasury or owned by Pagaya, Darwin Merger Sub or Darwin immediately prior to the Darwin Effective Time or (iii) held by the equityholders of Darwin (the “Darwin Equityholders”) who perfected and did not withdraw a demand for appraisal rights pursuant to the applicable provisions of Delaware General Corporation Law), were cancelled and automatically converted into the right to receive Pagaya’s Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”) such that, following the Darwin Effective Time, Pagaya issued approximately 18.2 million Class A Ordinary Shares and may issue an additional approximately 180,000 Class A Ordinary Shares to the Darwin Equityholders.

Reduction in Workforce

On January 18, 2023, we announced a reduction in workforce of approximately 20% of employees across our Israel and U.S. offices, as compared to our headcount as of December 31, 2022. This reduction in workforce is expected to enable us to streamline our operations in the current market environment to achieve our near-to-medium term growth priorities. The affected employees were notified on or before January 17, 2023, and all actions associated with the reduction were substantially completed in the first quarter of 2023.

We expect that this reduction in workforce will result in approximately $30 million of annualized cost savings. We incurred a severance-related charge of approximately $4 million, consisting primarily of one-time separation payments, in the first quarter of 2023. We may also incur other charges, costs or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the reduction in workforce. See “Item 3.D.—Risk Factors—Our recent reduction in workforce, announced on January 18, 2023, may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business” in our Annual Report on Form 20-F.

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, we agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by us and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, we and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase the Class A Ordinary Shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Series A Preferred Share Purchase Agreement

On April 14, 2023 we entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which we agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles), for an aggregate purchase price of $75 million (the “Transaction”). Subject to shareholder approval of certain Amended and Restated Articles of Association of Pagaya (the “A&R Articles”), the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there are 80,000,000 authorized Series A Preferred Shares and we may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that holds approximately 12% of the Class A Ordinary Shares and approximately 3% of the voting power of Pagaya as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of our board of directors (“Pagaya Board”) and the Audit Committee of the Pagaya Board, is a partner at Oak. Following their review of applicable considerations pursuant to our policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to our shareholders to adopt the A&R Articles and approve the Transaction and the matters contemplated thereby.

Pursuant to the Purchase Agreement, we agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval, including approval of the adoption of the A&R Articles as required by applicable Israeli law. On May 3, 2023, we published a notice and proxy statement of a special general meeting of shareholders scheduled to take place on May 24, 2023, at which such shareholder approval is being sought. The closing of the Transaction is subject to, among other things, us obtaining shareholder approval.

In connection with the execution of the Purchase Agreement, Gal Krubiner, Avital Pardo and Yahav Yulzari, our three founders, entered into a voting agreement (the “Voting Agreement”) with us, pursuant to which the founders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the A&R Articles and (b) any other matter reasonably necessary to the consummation of the Transaction and considered and voted upon by our shareholders, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 4.17 to our Annual Report on Form 20-F. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the A&R Articles, a copy of which is attached as an exhibit to the Purchase Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 4.18 to our Annual Report on Form 20-F. Also, see Form 6-K filed with the SEC on April 20, 2023.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “ Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of June 22, 2022, (b) in which we have an annual total gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer Exemptions

We report as a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we will not be required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares.

Our Economic Model

Pagaya’s revenues are primarily derived from Network Volume. Network Volume represents the assets that our Partners1 originate with the assistance of our artificial intelligence (“AI”) technology and are acquired by Financing Vehicles2 through our network. We source capital from investors who invest in Financing Vehicles. We generate revenue from network AI fees, contract fees, interest income and investment income. Revenue from fees is comprised of network AI fees and contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees.

We earn AI integration fees from our Partners in our Financing Vehicles for the creation, sourcing and delivery of the assets that comprise our Network Volume.

Capital markets execution and contract fees are earned from investors in our Financing Vehicles. Multiple funding channels are utilized to enable the purchase of network assets from our Partners, such as asset backed securitizations (“ABS”). Capital markets execution fees are earned from the market pricing of ABS transactions while contract fees are management, performance and other fees earned for administering these vehicles.
Additionally, we earn interest income from our risk retention holdings and our corporate cash balances and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.

We incur costs when Network Volume is acquired by the Financing Vehicles. These costs, which we refer to as ‘‘Production Costs,’’ compensate our Partners for acquiring and originating assets. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume.

Additionally, we have built what we believe to be a leading data science and AI organization that has enabled us to assist our Partners as they make decisions to extend credit to consumers or for the identification and purchase of single-family residential properties. Headcount, technology overhead and research and development expenses represent the significant portion of our expenses outside of Production Costs.
Key Factors Affecting Our Performance
Expanded Usage of Our Network by Our Existing Partners
Our AI technology enables certain Partners to convert a larger proportion of their application volume into originated loans, enabling them to expand their ecosystem and generate incremental revenues. Our Partners have historically seen rapid scaling of origination volume on our network shortly after onboarding and the contribution of Pagaya’s network to Partners’ total origination volume tends to increase over time. On average, Partners have seen approximately 3 times growth in originations that are enabled by our network between the 3rd and 12th month of onboarding. We are proud of the fact that we have retained 100% of Partners since our inception in 2016, a demonstration of the strength of our value proposition.
Adoption of Our Network by Partners
We devote significant time to, and have a team that focuses on, recruiting new Partners to our network. We believe that our success in adding new Partners to our network is driven by our distinctive value proposition: driving significant revenue uplift to our Partners at limited incremental cost or credit risk to the Partner. Our success adding new Partners has contributed to our overall Network Volume growth and driven our ability to rapidly scale new asset classes. In 2022, we onboarded 6 new Partners, including Klarna and Ally Financial. Approximately $650 million of Network Volume was generated by new Partners and channels on our network in the full-year 2022. Partners and channels added in 2022 contributed approximately 20% of total Network Volume in the first quarter of 2023.
Continued Improvements to Our AI Technology
We believe our historical growth has been significantly influenced by improvements to our AI technology, which are in turn driven both by the deepening of our proprietary data network and the strengthening of our AI technology. As our existing Partners grow their usage of our network, new Partners join our network, and as we expand our network into new asset classes,
1 “Partners” refers to financial institutions including, among others, banks, peer-to-peer lending networks, online marketplaces, non-bank finance companies, fintechs, financing intermediaries, consumer product companies, brokers, agents and credit unions that have entered into arrangements to utilize Pagaya’s AI technology and network to assist them in creating and originating credit and other assets that may be acquired by a Financing Vehicle.
2 “Financing Vehicles” refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.

the value of our data asset increases. Our technology improvements thus benefit from a flywheel effect that is characteristic of AI technology, in that improvements are derived from a continually increasing base of training data for our technology. We have found, and we expect to continue to experience, that more data leads to more efficient pricing and greater Network Volume. Since inception, approximately $1.3 trillion in application volume has been evaluated by our network.
In addition to the accumulation of data, we make improvements to our technology by leveraging the experience of our research and development specialists. Our research team is central to accelerating the sophistication of our AI technology and expanding into new markets and use cases. We are reliant on these experts’ success in making these improvements to our technology over time.
Availability of Funding from Investors

The availability of funding from investors is critical to our growth, as Financing Vehicles only acquire an asset if funding is available for that specific asset. We continue to seek to diversify funding channels and counterparties as our business grows. Since the beginning of 2019, we have raised approximately $16 billion from investors, but the availability of funding is not guaranteed and subject to market conditions. See “Item 3.D.—Risk Factors—Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor, bank or other third party service provider that presents concentration risks to us or our Partners. Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor, bank or other third party service provider that presents concentration risks to us or our Partners” section in our Annual Report on Form 20-F.
Performance of Assets Originated with the Assistance of Our AI Technology
The availability of funding from investors is a function of demand for consumer credit and residential real estate assets, as well as the performance of such assets originated with the assistance of our AI technology and purchased by Financing Vehicles. Our AI technology and data-driven insights are designed to enable relative outperformance of assets originated by our Partners versus the broader market. We believe that investors in Financing Vehicles view our AI technology as an important component in delivering assets that meet their investment criteria. To the extent that assets acquired by the Financing Vehicles underperform investors’ expectations, the availability of funding may be adversely affected. See “Item 3.D.—Risk Factors—Risks Related to the Operations of Our Business” section in our Annual Report on Form 20-F.
Impact of Macroeconomic Cycles

We expect economic cycles to affect our financial performance and related metrics. Macroeconomic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, labor shortages, bank failures, U.S. deficit concerns, and the Russian invasion of Ukraine, may impact consumer demand for financial products, our Partners’ ability to generate and convert customer application volume, as well as the availability of funding from our investors through the Financing Vehicles. The recent rise in inflation may increase financing costs and adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new Network Volume. In addition, rising inflation may create an escalation in our operating costs, including employee compensation, financing costs, and general corporate expenses, which could reduce our cash flow and operating income. As of the date of this Annual Report, we have not experienced material impacts to our business performance from inflationary pressure. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries. Any impact to investor returns may lead to an adverse impact on our earnings. The increased risk-free rate of return may impact investor demand for risk assets such as consumer credit, which may constrain our ability to raise new funding for Network Volume. While our ability to raise new funding has not been materially impacted, the cost of capital has increased due to the higher interest rate environment. We are closely monitoring the invasion of Ukraine by Russia in February 2022 and its global impacts. While the conflict is still unfolding and the outcome remains highly uncertain, we do not believe the Russia-Ukraine conflict will have a material impact on our business and results of operation. However, if the Russia-Ukraine conflict continues or worsens, leading to greater global economic disruptions and uncertainty, our business and results of operations could be materially impacted. Adverse developments that affect financial institutions, transactional counterparties or other third parties, such as bank failures and protracted U.S. federal debt ceiling negotiations, or concerns or speculation about any similar events or risks, could lead to credit downgrades and market-wide liquidity problems, which in turn may cause Partners and their customers and other third parties to become unable to meet their obligations under various types of financial arrangements as well as general disruptions or instability in the financial markets, which may adversely affect our business. A prolonged economic downturn may also adversely affect the performance of assets that Financing Vehicles acquire from our network. At the same time, such events, including the COVID-19 pandemic or the inflationary environment, provide key data that we can utilize to improve our AI technology, and they may also help to validate the outcomes our network drives for both Partners and investors. For a further discussion of uncertainties and other factors that could impact our operating results, see “Item 3.D.—Risk Factors” section in our Annual Report on Form 20-F.

Key Operating Metrics
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections and make strategic decisions. In addition to total revenues, net, operating income (loss), other measures under U.S. GAAP, and certain non-GAAP financial measures (see discussion and reconciliation herein titled “Reconciliation of Non-GAAP Financial Measures.”) The following table sets forth a key operating metric we use to evaluate our business.

	Three Months Ended March 31,
	2023	2022	% Change
	($ in millions)
Network Volume	$1,850	$1,650	12%
Network Volume
We believe the Network Volume metric to be a suitable proxy for our overall scale and reach, as we generate revenue primarily on the basis of Network Volume. Network Volume is driven by our relationships with our Partners, and we believe that this has benefited from continuous improvements to our AI technology, enabling our network to more effectively identify assets for acquisition by the Financing Vehicles, thereby providing additional investment opportunities to investors. Network Volume is comprised of assets across several asset classes, including personal loans, auto loans, residential real estate, credit card receivables and point of sale receivables.
Components of Results of Operations
Revenue

We generate revenue from network AI fees, contract fees, interest income and investment income. Network AI fees and contract fees are presented together as Revenue from fees in the consolidated financial statements. Revenue from fees is recognized after applying the five-step model consistent with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Consumers” (“ASC 606”).
Network AI fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. We earn AI integration fees from our Partners in our Financing Vehicles for the creation, sourcing and delivery of the assets that comprise our Network Volume. Multiple funding channels are used to enable the purchase of network assets from our Partners, such as ABS. Capital markets execution fees are earned from the market pricing of ABS transactions.
Contract fees. Contract fees primarily include administration and management fees, and performance fees. Administration and management fees are contracted upon the establishment of Financing Vehicles and are earned and collected over their remaining lives. Performance fees are earned when certain Financing Vehicles exceed contractual return hurdles and a significant reversal in the amount of cumulative revenue recognized is not expected to occur.
We also earn interest income from our risk retention holdings and cash balances and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.
Costs and Operating Expenses
Costs and operating expenses consist of Production Costs, research and development expenses, sales and marketing expenses, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, share-based compensation, and outsourcing comprise a significant component of several of these expense categories. A portion of our non-share-based compensation expense and, to a lesser extent, certain operating expenses (excluding Production Costs) are denominated in the new Israeli shekel (“NIS”), which could result in variability in our operating expenses which are presented in U.S. Dollars.
Production Costs
Production Costs are primarily comprised of expenses incurred when Network Volume is transferred from Partners into Financing Vehicles, as our Partners are responsible for marketing and customer interaction and facilitating the flow of additional application flow. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume.

Additionally, but to a lesser extent, Production Costs also include expenses incurred to renovate single family residential real estate.

Research and Development
Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our network and AI technology, including personnel, allocated costs, and other development-related expenses. Research and development costs are expensed as incurred, net of capitalization. We have invested and believe continued investments in research and development are important to achieving our strategic objectives.
Sales and Marketing
Sales and marketing expenses, related to Partner onboarding and development, as well as investor and potential investor management, are comprised primarily of salaries and personnel-related costs, as well as the costs of certain professional services, and allocated overhead. Sales and marketing expenses are expensed as incurred. Sales and marketing expenses in absolute dollars may fluctuate from period to period based on the timing of our investments in our sales and marketing functions. These investments may vary in scope and scale over future periods depending on our pipeline of new Partners and strategic investors.
General and Administrative
General and administrative expenses primarily comprise personnel-related costs for our executives, finance, legal and other administrative functions, professional fees for external legal, accounting and other professional services and allocated overhead costs. General and administrative expenses are expensed as incurred.
Other Income (loss), net
Other Income (loss), net primarily consists of changes in the fair value of warrant liabilities and other non-recurring items, such as other than temporary impairment of investments in loans and securities.
Income Tax Expense
We account for taxes on income in accordance with ASC 740, “Income Taxes” (“ASC 740”). We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is expected to be lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate in their respective tax jurisdictions.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated variable interest entities (‘‘VIEs’’) and consists of the portion of the net income of these consolidated entities that is not attributable to us.

Results of Operations

The following table sets forth operating results for the periods indicated (in thousands, except share and per share data):

	Three Months Ended March 31,
	2023	2022
Revenue
Revenue from fees	$175,254	$158,325
Other Income
Interest income	10,397	12,209
Investment income	987	—
Total Revenue and Other Income	186,638	170,534
Costs and Operating Expenses
Production costs	125,057	92,280
Research and development (1)	21,131	23,626
Sales and marketing (1)	14,300	13,046
General and administrative (1)	51,126	51,594
Total Costs and Operating Expenses	211,614	180,546
Operating Income (Loss)	(24,976)	(10,012)
Other income (loss), net	(66,980)	313
Income (Loss) Before Income Taxes	(91,956)	(9,699)
Income tax expense	6,667	(186)
Net Loss	(98,623)	(9,513)
Less: Net income (loss) attributable to noncontrolling interests	(37,652)	8,759
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Less: Undistributed earnings allocated to participated securities	—	(5,984)
Net loss attributed to Pagaya Technologies Ltd.	$(60,971)	$(24,256)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(0.09)	$(0.12)
Non-GAAP adjusted net income (loss) (3)	$(11,015)	$4,106
Non-GAAP adjusted net income (loss) per share:
Basic (2)	$(0.02)	$0.02
Diluted (2)	$(0.02)	$0.01
Weighted average shares outstanding (Class A and Class B):
Basic (2)	711,070,368	204,605,121
Diluted (2)	719,673,675	455,455,389

(1) The following table sets forth share-based compensation for the periods indicated below (in thousands):

	Three Months Ended March 31,
	2023	2022
Research and development	$2,458	$5,860
Sales and marketing	2,754	2,891
General and administrative	11,155	7,884
Total share-based compensation in operating expenses	$16,367	$16,635
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures” elsewhere within this MD&A for a reconciliation of this and adjusted EBITDA.

Comparison of Three Months Ended March 31, 2023 and 2022
Total Revenue and Other Income

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$175,254	$158,325	$16,929	11%
Interest income	10,397	12,209	(1,812)	(15)%
Investment income	987	—	987	NM
Total Revenue and Other Income	$186,638	$170,534	$16,104	9%
NM - Not meaningful for comparison.
Total revenue and other income, increased by $16.1 million, or 9%, to $186.6 million for the three months ended March 31, 2023 from $170.5 million for the three months ended March 31, 2022. The increase was primarily driven by an increase in revenue from fees.
Revenue from fees increased by $16.9 million, or 11%, to $175.3 million for the three months ended March 31, 2023 from $158.3 million for the three months ended March 31, 2022. The increase was primarily due to a $9.4 million increase in Network AI fees, comprised of AI integration fees and capital markets execution fees, from $140.8 million for the three months ended March 31, 2022 to $150.2 million for the three months ended March 31, 2023. The increase in Network AI fees was driven by the growth in Network Volume, which increased by 12% from $1.6 billion for the three months ended March 31, 2022 to $1.9 billion for the three months ended March 31, 2023. Network Volume is a function of supply from existing and new Partners, as well as market demand for the originated assets. Contract fees, comprised of administration and management fees, performances fees, and servicing fees, also increased by $7.5 million from $17.6 million for the three months ended March 31, 2022 to $25.1 million for the three months ended March 31, 2023, reflecting continued growth in assets held by Financing Vehicles.
Interest income decreased by $1.8 million, or 15%, to $10.4 million for the three months ended March 31, 2023 from $12.2 million for the three months ended March 31, 2022. The decrease in interest income was directly related to our risk retention holdings and related securities held in our consolidated VIEs as well as certain risk retention holdings held directly by our consolidated subsidiaries. The decrease in interest income was the result of (1) maturation of high yielding risk retention assets and (2) investments in vertical, lower yielding risk retention assets.
Investment income increased to $1.0 million for the three months ended March 31, 2023. Investment income during the three months ended March 31, 2023 primarily related to the returns from certain proprietary investments which did not exist during the three months ended March 31, 2022.

Costs and Operating Expenses

	Three Months Ended March 31,
	2023	2022
	(in thousands)
Production costs	$125,057	$92,280
Research and development	21,131	23,626
Sales and marketing	14,300	13,046
General and administrative	51,126	51,594
Total Costs and Operating Expenses	$211,614	$180,546

Production Costs

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Production costs	$125,057	$92,280	$32,777	36%
Production costs increased by $32.8 million, or 36%, to $125.1 million for the three months ended March 31, 2023 from $92.3 million for the three months ended March 31, 2022. This increase was primarily due to increases in Network Volume and the composition of the asset classes that make up our Network Volume, as well as new Partners joining our network.

Research and Development

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Research and development	$21,131	$23,626	$(2,495)	(11)%
Research and development costs in the three months ended March 31, 2023 decreased $2.5 million, or 11%, compared to the same period in 2022. Excluding Darwin’s contribution of $1.8 million, research and development costs decreased $4.3 million, primarily reflecting a $7.3 million decrease in compensation expenses, including a $3.4 million decrease in share-based compensation expenses, driven by a 4% decrease in average headcount affected by the reduction in workforce. This decrease was partially offset by a $2.6 million increase in overhead allocation and other miscellaneous costs.

Sales and Marketing

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$14,300	$13,046	$1,254	10%
Sales and marketing costs in the three months ended March 31, 2023 increased $1.3 million, or 10%, compared to the same period in 2022. This increase was primarily attributable to a $1.5 million increase in compensation expenses, including severance, partially offset by a $0.3 million decrease in overhead allocation and other miscellaneous costs. Average headcount in sales and marketing decreased by 6% between March 31, 2022 and March 31, 2023.

General and Administrative

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
General and administrative	$51,126	$51,594	$(468)	(1)%

General and administrative costs in the three months ended March 31, 2023 decreased $0.5 million, or 1%, compared to the same period in 2022. Excluding Darwin’s contribution of $5.1 million from its acquisition date on January 5, 2023 to March 31, 2023, general and administrative costs decreased $5.6 million, primarily driven by a $10.7 million decrease in expenses related to the public company readiness, legal and other professional services. This decrease was partially offset by a $5.1 million increase in compensation expenses as a result of average headcount in general and administrative increasing by 18% between March 31, 2022 and March 31, 2023, including a $3.3 million increase in share-based compensation expenses.

Other Income (Loss), net

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$(66,980)	$313	$(67,293)	NM
Other income (loss), net changed from income of $0.3 million for the three months ended March 31, 2022 to a loss of $67.0 million for the three months ended March 31, 2023. The change of $67.3 million was primarily due to a $68.3 million net credit-related impairment loss on certain investments during the three months ended March 31, 2023, partially offset by a $0.7 million favorable impact from the changes in fair value remeasurement of warrants. The net credit-related impairment loss, a non-cash charge, is the result of changing the held-to-maturity election for investments in loans and securities to available for sale during the three months ended March 31, 2023, and, as a result, adjusting those investments to market values as of March 31, 2023. We are not exposed economically to a significant portion of the credit-related impairment as certain investments are held within consolidated VIEs – please see “Net Income (Loss) Attributable to Noncontrolling Interests.”

Income Tax Expense

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Income tax expense	$6,667	$(186)	$6,853	NM
Income tax expense in the three months ended March 31, 2023 increased $6.9 million compared to the same period in 2022. The increase was driven by (1) the establishment of a valuation allowance to offset certain deferred tax assets at March 31, 2023, and (2) geographical mix of taxable net income.

Net Income (Loss) Attributable to Noncontrolling Interests

	Three Months Ended March 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Net income (loss) attributable to noncontrolling interests	$(37,652)	$8,759	$(46,411)	(530)%
Net Income attributable to noncontrolling interests in the three months ended March 31, 2023 decreased $46.4 million, or 530%, compared to the same period in 2022. The decrease was driven by the net loss generated by our consolidated VIEs associated with our risk retention holdings. This amount represented the net income (loss) of the consolidated VIEs to which we had no economic right and was the result of interest income of $4.3 million generated from risk retention holdings offset by the credit-related impairment loss of $41.9 million on the same risk retention holdings.

Reconciliation of Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared and presented in accordance with U.S. GAAP, we use the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. We are presenting these non-GAAP financial measures because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with U.S. GAAP.
To address these limitations, we provide a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to our shareholders. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with their respective related U.S. GAAP financial measures.
Adjusted Net Income (Loss) and Adjusted EBITDA
Adjusted Net Income (Loss) and Adjusted EBITDA for the three months ended March 31, 2023 and 2022 are summarized below (in thousands):

	Three Months Ended March 31,
	2023	2022
Adjusted Net Income (Loss)	$(11,015)	$4,106
Adjusted EBITDA	$2,048	$4,397

Adjusted Net Income (Loss) is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, and non-recurring expenses associated with mergers and acquisitions. Adjusted EBITDA is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and provision (and benefit from) for income taxes.
These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA in this report because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following table presents a reconciliation of net income (loss) attributable to Pagaya shareholders, the most directly comparable U.S. GAAP measure, to Adjusted Net Income (Loss) and Adjusted EBITDA (in thousands):

	Three Months Ended March 31,
	2023	2022
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Adjusted to exclude the following:
Share-based compensation	16,367	16,635
Fair value adjustment to warrant liability	(190)	469
Impairment loss on certain investments	26,412	—
Write-off of capitalized software	1,524	—
Restructuring expenses	3,820	—
Non-recurring expenses	2,023	5,274
Adjusted Net Income (Loss)	(11,015)	4,106
Adjusted to exclude the following:
Interest expenses	2,880	—
Provision for (benefit from) income tax	6,667	(186)
Depreciation and amortization	3,516	477
Adjusted EBITDA	$2,048	$4,397

Liquidity and Capital Resources
During the three months ended March 31, 2023 and 2022, we incurred net losses attributable to shareholders of $61.0 million and $18.3 million, respectively. We had $475.2 million and $414.2 million of accumulated deficit as of March 31, 2023 and December 31, 2022, respectively. Prior to the merger of Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya, and EJF Acquisition Corp. (“EJFA”), a Cayman Islands exempted company (the “EJFA Merger”) and PIPE investment, we financed our operating and capital needs substantially through private sales of equity securities.

As of March 31, 2023 and December 31, 2022, the principal sources of liquidity were cash, cash equivalents and restricted cash of $316.8 million and $337.1 million, respectively. As of March 31, 2023, shareholders’ equity related to Pagaya was approximately $527.9 million.

Our primary requirements for liquidity and capital resources are to finance risk retention requirements and related securities, invest in research and development and to attract, recruit and retain a strong employee base. We intend to continue to make strategic investments to support our business plans.

We expect capital expenditures for fiscal year 2023 to be in line with our prior year spend. Excluding any proceeds from the exercise of public warrants or private placement warrants, we believe that our existing cash and cash equivalents, including the net proceeds from the PIPE investment, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. We have based these estimates on assumptions that may prove to be wrong and could use our available capital resources sooner than we currently expect, and future capital requirements and the adequacy of available funds will depend on many factors, including those described below as well as in “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F.

There are numerous risks to our financial results, liquidity and capital raising, some of which may not be quantified in our current estimates. The principal factors that could impact liquidity and capital needs are a prolonged inability to adequately access funding in the capital markets or in bilateral agreements, including as a result of macroeconomic conditions such as rising interest rates and higher cost of capital, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and the continuing market adoption of our network.

We expect to finance our cash needs and fund our operations through existing cash and cash equivalents, including the net proceeds from the PIPE investment. We also have the ability to raise additional capital, including through borrowings under the Revolving Credit Facility pursuant to which we can borrow up to $167.5 million (see further description of the Revolving Credit Facility below in the section titled “Credit Facility”) or through the sale or issuance of equity or debt securities, including the issuance of up to 40,139,607 shares and not to exceed $300 million pursuant to the committed equity financing with B. Riley Principal Capital II, subject to certain limitations and conditions as described below in the section titled “The Committed Equity

Financing,” as well as the issuance of up to 80 million convertible preferred shares, including 60 million convertible preferred shares for an aggregate purchase price of $75 million as described below in the section titled “Series A Preferred Share Purchase Agreement.” The ownership interest of our shareholders will be, or could be, diluted as a result of sales or issuances of equity or debt securities, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of our shareholders of Class A Ordinary Shares. We intend to support our liquidity and capital position by pursuing diversified sources of funding, including debt financing, equity financing, or new securitization vehicles, to provide committed liquidity in case of prolonged market uncertainty.

Additional debt financing, such as secured or unsecured borrowings, credit facilities or corporate bonds, and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F.

In addition, we will receive the proceeds from any exercise of any public warrants and private placement warrants in cash. Each public warrant and each private placement warrant that was issued and exchanged for each private placement warrants of EJFA entitling the holder to purchase one Class A ordinary share of EJFA per warrant (the “EJFA Private Placement Warrant”) in the EJFA Merger entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. The aggregate amount of proceeds could be up to $169.6 million if all such warrants are exercised for cash. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity, but do not need such proceeds to fund our operations.

As of May 15, 2023, the price of our Class A Ordinary Shares was $0.93 per share. We believe the likelihood that warrant holders will exercise their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise on a cash basis their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger. To the extent the public warrants and private placement warrants are exercised by warrant holders, ownership interest of our shareholders will be diluted as a result of such issuances. Moreover, the resale of Class A Ordinary Shares issuable upon the exercise of such warrants, or the perception of such sales, may cause the market price of our Class A Ordinary Shares to decline and impact our ability to raise additional financing on favorable terms. See “Item 3.D.—Risk Factors—We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business” and “Item 3.D.—Risk Factors—Risks Related to Ownership of our Class A Ordinary Shares and Warrants” in our Annual Report on Form 20-F.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing related to such acquisitions or investments. In the event that we pursue additional financing, we may not be able to raise such financing on terms acceptable to us or at all. Additionally, as a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us and we may be required to pledge collateral as security. If we are unable to raise additional capital or generate cash flows necessary to expand operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition. It is also possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of the significant judgments or estimates could prove to be materially incorrect.

The Committed Equity Financing

On August 17, 2022, we entered into an Ordinary Shares Purchase Agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the 24-month term of the Equity Financing Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement. For any such sales, we must timely deliver a written purchase notice to B. Riley Principal Capital II pursuant to the Equity Financial Purchase Agreement on a trading day (each a “Purchase Date”) and the following conditions must be met: (i) the closing sale price of our Class A Ordinary Shares on the trading day immediately prior to the Purchase Date is not less than the threshold price of $1.00 (subject to adjustment as set forth in the Equity Financing Purchase Agreement) and (ii) all of our Class A Ordinary Shares subject to all prior purchases under the Equity Financing Purchase

Agreement and all prior intraday purchases effected by us under the Equity Financing Purchase Agreement have been received by B. Riley Principal Capital II prior to the time we deliver such notice to B. Riley Principal Capital II.

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the VWAP as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, we issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in our consolidated statements of operations for the year ended December 31, 2022. As of March 31, 2023, we have not sold any Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to our Annual Report on Form 20-F.
Series A Preferred Share Purchase Agreement

On April 14, 2023, we entered into a securities purchase agreement with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P to purchase 60 million Series A Preferred Shares for an aggregate purchase price of $75 million. The Transaction is expected to close in the second quarter of 2023, subject to, among other things, us obtaining shareholder approval. In connection with the Transaction, shareholders will be asked to approve the A&R Articles, which provide the rights and preferences of the Series A Preferred Shares. Pursuant to the A&R Articles, there are 80 million authorized Series A Preferred Shares and we may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future. See the section titled “Series A Preferred Share Purchase Agreement” for additional information.
Future Capital Requirements
During the normal course of business, we enter into certain lease contracts with lease terms through 2032. As of March 31, 2023, the total remaining non-cancellable contractual obligations are approximately $68.2 million.
Cash Flow
The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Three Months Ended March 31,
	2023	2022
Net cash used in operating activities	$(23,673)	$(2,823)
Net cash used in investing activities	$(99,665)	$(43,918)
Net cash provided by financing activities	$103,024	$29,042
Operating Activities
Net cash used in operating activities increased by $20.9 million, or 739%, to $23.7 million for the three months ended March 31, 2023 from $2.8 million for the three months ended March 31, 2022. The increase was mainly due to a $89.1 million increase in net loss including noncontrolling interests, partially offset by a $71.0 million increase in non-cash charges primarily due to a non-cash credit impairment on certain investments.
Investing Activities

Net cash used in investing activities increased by $55.7 million, or 127%, to $99.7 million for the three months ended March 31, 2023 from $43.9 million for the three months ended March 31, 2022. The increase was primarily due to a $47.7 million increase in the purchase of investments in loans and securities, and a $1.3 million decrease in proceeds received from investments in loans and securities.
Financing Activities
Net cash provided by financing activities increased by $74.0 million, or 255%, to $103.0 million for the three months ended March 31, 2023 from $29.0 million for the three months ended March 31, 2022. The increase was primarily due to a $80.0 million increase in proceeds from revolving credit facility, net of repayments, and an increase of $19.0 million related to noncontrolling interests. These increases were partially offset by a $26.9 million decrease from secured borrowing, net of repayments.
Indebtedness
Credit Facility

On September 2, 2022, we entered into that certain Senior Secured Revolving Credit Agreement (the “Credit Agreement”) by and among Pagaya, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank (“SVB”) , as administrative agent and collateral agent, which provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to a U.S. dollar equivalent of $20.0 million may be issued in NIS.

The Revolving Credit Facility replaced the 2021 Credit Facility (as defined below). Proceeds of borrowings under the Revolving Credit Facility may be used to finance our ongoing working capital needs, permitted acquisitions or for general corporate purposes of us and our subsidiaries.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. We may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

Our obligations under the Credit Agreement are guaranteed by certain of our material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of us and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of us and our consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The Credit Agreement contains the following financial maintenance covenants, which will be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2022: (i) a minimum Consolidated Adjusted Quick Ratio (as defined in the Credit Agreement) of 1.25:1.00 and (ii) Consolidated Total Revenue (as defined in the Credit Agreement) not less than the amounts set forth in the Credit Agreement. The Credit Agreement also includes affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

As of March 31, 2023, we had $95.0 million drawn, letters of credit issued in the amount of $20.0 million, and $52.5 million of remaining borrowing capacity available under the Revolving Credit Facility. We are in compliance with all covenants.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (“FDIC”) has been appointed as a receiver. On March 14, 2023, the FDIC announced that substantially all third-party contracts previously entered into by SVB, including the Credit Agreement, have been transferred to Silicon Valley Bridge Bank, National Association (“SVBBNA”) and that SVBBNA has assumed all obligations of SVB under those contracts.

Additionally, we held a total of approximately $15 million at SVB as of December 31, 2022, which represented approximately 5% of our cash and cash equivalents balance as of December 31, 2022. On March 14, 2023, our deposits with SVB were withdrawn and deposited in accounts at other banks where we hold our primary banking relationships.

In addition to being the administrative agent and collateral agent, SVB was the lead lender for the Revolving Credit Facility and Receivables Facility. With regard to our Revolving Credit Facility, we continue to have access and, on March 10, 2023, to ensure the facility was still operational, we submitted a draw request which was successfully funded on March 15, 2023. The Receivables Facility was unaffected.

We continue to believe that our existing cash and cash equivalents balance and cash flow from operations will be sufficient to meet our working capital, capital expenditures, and cash requirements from known contractual obligations for at least the next twelve months.

The foregoing descriptions of the Credit Agreement are qualified in their entirety by reference to the full and complete terms thereof, which are incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F.

Securitizations

In connection with asset-backed securitizations, we sponsor and establish securitization vehicles to purchase loans originated by our Partners. Securities issued from our asset-backed securitizations are senior or subordinated, based on the waterfall criteria of loan payments to each security class. The subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by securitization vehicles. In ordinary course of business, we enter into certain financing arrangements to finance our risk retention balance in certain notes and securities retained from securitization transactions. For further information, see Note 5 and Note 7 to our consolidated financial statements included in Annual Report on Form 20-F.
Recent Accounting Pronouncements
See Note 2 to the consolidated financial statements included in our Annual Report on Form 20-F. The adoption of ASU No. 2016-13 (Topic 326), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments” did not have a material impact on the Company’s consolidated financial statements.
Critical Accounting Policies and Estimates
Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in our Annual Report on Form 20-F.
Quantitative and Qualitative Discussions of Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in credit risks, liquidity risks, and interest rates. We are exposed to market risk directly through investments in loans and securities held on our consolidated balance sheets and access to the securitization markets. As we hold our investments to maturity, such fluctuations to date have not been significant. As of March 31, 2023, there have been no material changes in our exposure to market risk from December 31, 2022, a description of which can be found in our Annual Report on Form 20-F. See “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for a discussion of how difficult conditions in the financial markets and the economy generally may materially adversely affect our business and results of our operations.